EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No.1 to Registration Statement No. 333-129488 of our report dated April 15, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for goodwill and intangible assets in 2002), relating to the financial statements of MediaBay, Inc. for the year ended December 31, 2002 (prior to the effects of the 2005 reverse stock split), not presented herein, appearing in the Prospectus, which is part of this Registration Statement, and the related financial statement schedule appearing elsewhere in this Registration Statement. We also consent to the reference to us under the heading "Experts" in this Registration Statement.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
January 18, 2006